UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

REINSURANCE GROUP OF AMERICA, INCORPORATED
(Exact name of registrant as specified in its charter)

Missouri	43-1627032
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1370 Timberlake Manor Parkway, Chesterfield, Missouri	63017
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Series A-1 Preferred Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.            ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.            ☐

Securities Act registration statement file number to which this form relates :	N/A
(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

EXPLANATORY NOTE

This Form 8-A/A is being filed to update the description of the Series A-1 Preferred Share Purchase Rights of Reinsurance Group of America, Incorporated, a Missouri corporation (“RGA”), which were previously registered under the Securities Exchange Act of 1934 (the “Exchange Act”) pursuant to RGA’s Form 8-A filed on July 17, 2008, as amended on RGA’s Form 8-A/A filed on August 4, 2008 (together, with the 8-A filed on July 17, 2008, the “Original 8-A”).

The Original 8-A registered the class A common stock of RGA, as well as the Series A-1 Preferred Purchase Rights. As described below, the class A common stock has been redesignated as “common stock,” which new common stock is being registered under the Exchange Act pursuant to a separate Form 8-A filed on November 17, 2008. RGA intends to deregister the class A common stock (which no longer exists) under the Exchange Act by filing a Form 15. Accordingly, this Form 8-A/A is being filed solely with respect to the Series A-1 Preferred Share Purchase Rights.

ITEM 1.	Description Of Registrant’s Securities To Be Registered.

On September 12, 2008, RGA entered into an Amended and Restated Section 382 Rights Agreement (the “Amended Rights Agreement”) with Mellon Investor Services, LLC as Rights Agent (the “Rights Agent”). The Amended Rights Agreement, among other things, (i) clarified that one preferred share purchase right is outstanding for each share of class A common stock outstanding and that each such right entitles the registered holder to purchase from RGA, under certain circumstances, one one-hundredth of a share of Series A-1 Junior Participating Preferred Stock, par value $0.01 per share (which is referred to as the “series A-1 junior participating preferred stock”), of RGA at a price of $200 per one one-hundredth of a share of series A-1 junior participating preferred stock, subject to adjustment, and (ii) provided holders of class B common stock with a preferred share purchase right that entitles the registered holder to purchase from RGA, under certain circumstances, one one-hundredth of a share of Series B-1 Junior Participating Preferred Stock, par value $0.01 per share (which is referred to as the “series B-1 junior participating preferred stock”), of RGA at a price of $200 per one one-hundredth of a share of series B-1 junior participating preferred stock, subject to adjustment.

On November 25, 2008, the shareholders of RGA held a special meeting where the shareholders approved, among other things: (i) the conversion (the “conversion”) of RGA’s dual class common stock structure into a single class common stock structure, whereby RGA’s class B common stock, par value $0.01 per share (the “class B common stock”), converted into RGA’s class A common stock, par value $0.01 per share (the “class A common stock”), on a one-for-one basis (with such class A common stock being automatically redesignated as “common stock”) and (ii) a proposal to amend and restate RGA’s amended and restated articles of incorporation to eliminate provisions relating to class B common stock and RGA’s dual class common stock structure. References in this Item 1 to “we,” “us,” “our” or like terms also refer to RGA.

Also on November 25, 2008, in connection with the conversion, RGA and the Rights Agent entered into a Second Amended and Restated Section 382 Rights Agreement (the “Section 382 shareholder rights plan”) which amended and restated the Amended Rights Agreement and, among other things, clarified that one preferred share purchase right is outstanding for each share of common stock outstanding and that each such right entitles the registered holder to purchase from RGA, under certain circumstances, one one-hundredth of a share of series A-1 junior participating preferred stock at a price of $200 per one one-hundredth of a share of series A-1 junior participating preferred stock, subject to adjustment.

The Section 382 shareholder rights plan is intended to act as a deterrent to any person being or becoming a “5-percent shareholder” (as defined in Section 382 of the Internal Revenue Code and the related Treasury regulations) without the approval of our board of directors (such person is referred to as an “acquiring person”). The meaning of the term acquiring person does not include:

•

RGA, any subsidiary of RGA, any employee benefit plan or compensation arrangement of RGA or any subsidiary of RGA, or any entity holding securities of RGA to the extent organized, appointed or established by RGA or any subsidiary of RGA for or pursuant to the terms of any such employee benefit plan or compensation arrangement;

•	any grandfathered person (as defined below);

•	any exempted person (as defined below); or

•

any person who or which inadvertently may become a 5-percent shareholder or otherwise becomes such a 5-percent shareholder, so long as such person promptly enters into, and delivers to RGA, an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such securities), sufficient securities of RGA so that such person ceases to be a 5-percent shareholder of RGA.

Shareholders who owned 5% or more (by value) of common stock outstanding on June 2, 2008, the time of adoption of the Section 382 shareholder rights plan, will not trigger the Section 382 shareholder rights plan so long as they do not acquire any additional shares of RGA stock (except for any such shares that are acquired in a transaction that also results in such person being an exempted person). These shareholders, which include MetLife and its other subsidiaries, are referred to as “grandfathered persons.”

For purposes of the Section 382 shareholder rights plan, RGA “stock” means: (i) common stock, (ii) preferred stock (other than preferred stock described in Section 1504(a)(4) of the Internal Revenue Code), (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation § 1.382-2T(h)(4)(v)) to purchase stock (other than preferred stock described in Section 1504(a)(4) of the Internal Revenue Code), and (iv) any other interest that would be treated as “stock” of RGA pursuant to Treasury Regulation § 1.382-2T(f)(18).

MetLife security holders who received our class B common stock directly from MetLife in the split-off (the “Split-Off”) that occurred in September 2008 in connection with the Recapitalization and Distribution Agreement, dated June 1, 2008, between RGA and MetLife (the “Recapitalization and Distribution Agreement”), which caused them to hold 5% or more (by value) of RGA stock, did not trigger the rights plan. However, the rights plan does not exempt any future acquisitions of RGA stock by such persons. In addition, RGA may, in its sole discretion, exempt any person or group from being deemed an acquiring person for purposes of the rights plan at any time prior to the time the rights are no longer redeemable. The persons described in this paragraph are “exempted persons.”

Under certain circumstances, our board of directors may determine it is in the best interest of RGA and its shareholders to exempt 5-percent shareholders from the operation of the Section 382 shareholder rights plan, in light of the provisions of the Recapitalization and Distribution Agreement. RGA may, in certain circumstances, incur significant indemnification obligations under the Recapitalization and Distribution Agreement in the event that the Section 382 shareholder rights plan is triggered following the Split-Off in a manner that would result in the Split-Off failing to qualify as tax-free. Accordingly, our board of directors may determine that the consequences of enforcing the Section 382 shareholder rights plan and enhancing its deterrent effect by not exempting a 5-percent shareholder in order to provide protection to RGA’s and its subsidiaries’ net operating losses and other tax attributes, are more adverse to RGA and its shareholders.

The Rights. RGA has issued one preferred share purchase right (which is referred to as a “right”) for each outstanding share of common stock. Shares of common stock issued while the Section 382 rights plan is in effect will be issued with rights attached. Each right, when exercisable, will entitle the registered holder to purchase from RGA one one-hundredth of a share of Series A-1 Junior Participating Preferred Stock, par value $0.01 per share (which is referred to as the “junior participating preferred stock”), of RGA at a price of $200 per one one-hundredth of a share of junior participating preferred stock (which is referred to as the “purchase price”), subject to adjustment.

No right is exercisable until the earliest to occur of (1) the close of business on the tenth business day following the date of the earlier of either public announcement that a person has become, or RGA first has notice or otherwise determines that a person has become, an acquiring person without the prior express written consent of RGA; or (2) the close of business on the tenth business day following the commencement of a tender offer or exchange offer, without the prior written consent of RGA, by a person which, upon consummation, would result in such person becoming an acquiring person (the earlier of the dates in clause (1) or (2) above being referred to in this document as the “distribution date”).

Until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date, new common stock certificates or ownership statements issued upon transfer or new issuances of common stock will contain a notation incorporating the Section 382 shareholder rights plan by reference. As soon as practicable following the distribution date, separate certificates evidencing the rights (“right certificates”) will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate certificates alone will then evidence the rights.

Expiration. The rights will expire, if not previously exercised, on the earlier to occur of (1) the final expiration date (as defined below) or (2) the time at which the rights are redeemed or exchanged pursuant to the Section 382 shareholder rights plan. The final expiration date is the earlier of (a) the date that is 36 months and one day following the completion of the Split-Off, or September 13, 2011, or (b) such other date as our board of directors may determine in good faith in accordance with the Section 382 shareholder rights plan.

Junior Participating Preferred Stock. Shares of junior participating preferred stock purchasable upon exercise of the rights will not be redeemable and will be junior to any other series of preferred stock RGA may issue (unless otherwise provided in the terms of such stock). Each share of junior participating preferred stock will have a preferential dividend in an amount equal to the greater of $1.00 and 100 times any dividend declared on each share of common stock. In the event of liquidation, the holders of the junior participating preferred stock will receive a preferred liquidation payment per share of series junior participating preferred stock equal to the greater of $100 and 100 times the payment made per share of the common stock. Each share of junior participating preferred stock will have 100 votes, voting together with the common stock. In the event of any merger, consolidation, combination or other transaction in which shares of common stock are converted or exchanged, each share of junior participating preferred stock will be entitled to receive 100 times the amount and type of consideration received per share of the common stock. The rights of the junior participating preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Because of the nature of the junior participating preferred stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of junior participating preferred stock purchasable upon exercise of each right should approximate the value of one share of the common stock.

Effects of Triggering Events. If any person or group becomes an acquiring person without the prior written consent of our board of directors (and such person or group is not an exempted person or a grandfathered person), each right, except those held by such persons, would entitle its holder to acquire such number of shares of the common stock as will equal the result obtained by multiplying the then current applicable purchase price by the number of one one-hundredths of a share of the junior participating preferred stock for which a right is then exercisable and dividing that product by 50% of the then current per-share market price of the common stock.

If any person or group becomes an acquiring person without prior written consent of our board of directors, but beneficially owns less than 50% of the outstanding common stock, each right, except those held by such persons, may be exchanged by our board of directors for one share of common stock.

Redemption. At any time prior to the earlier of the 10th business day after the time an acquiring person becomes such or the date that is 36 months and one day following the completion of the Split-Off, or September 13, 2011, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right (which is referred to as the “redemption price”). Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Adjustments. The applicable purchase price payable, and the number of shares of junior participating preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the junior participating preferred stock, (2) upon the grant to holders of junior participating preferred stock of certain rights or warrants to subscribe for or purchase preferred stock at a price, or securities convertible into junior participating preferred stock with a conversion price, less than the then-current market price of junior participating preferred stock or (3) upon the distribution to holders of junior participating preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in junior participating preferred stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-hundredths of a share of of junior participating preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock (other than the conversion) occurring, in any such case, prior to the distribution date.

The terms of the rights may be amended by RGA without the consent of the holders of the rights, except that from and after such time as any person becomes an acquiring person, no such amendment may adversely affect the interests of the holders of the rights.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of RGA, including, without limitation, the right to vote or to receive dividends.

Anti-Takeover Effect. The Section 382 shareholder rights plan may have an “anti-takeover” effect because it will restrict the ability of a person or entity, or group of persons or entities, from accumulating in the aggregate 5% or more (by value) of our stock and the ability of persons, entities or groups now owning 5% or more (by value) of our stock from acquiring additional RGA stock. Like the acquisition restrictions in our articles of incorporation, the Section 382 shareholder rights plan could discourage or prohibit a merger, tender offer, proxy contest or accumulations of substantial blocks of shares for which some shareholders might receive a premium above market value. In addition, the Section 382 shareholder rights plan may delay the assumption of control by a holder of a large block of our stock and the removal of incumbent directors and management, even if such removal may be beneficial to some or all RGA shareholders.

Possible Effect on Liquidity.  The Section 382 shareholder rights plan will restrict an RGA shareholder’s ability to acquire, directly or indirectly, additional RGA stock in excess of the specified limitations. Further, a shareholder’s ownership of our stock may become subject to the effects of the Section 382 shareholder rights plan upon the actions taken by related persons. A legend reflecting the existence of the Section 382 shareholder rights plan is and will be placed on certificates or ownership statements representing newly issued or transferred shares of RGA stock. These restrictions may also result in a decreased valuation of our stock due to the resulting restrictions on transfers to persons directly or indirectly owning or seeking to acquire a significant block of our stock.

The Section 382 shareholder rights plan specifying the terms of the rights, which includes as Exhibit B thereto the form of right certificate, is filed with the U.S. Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A/A. A copy of the Section 382 shareholder rights plan is available free of charge from the Company. The foregoing description of the rights does not purport to be complete and is qualified in its entirety by reference to the Section 382 shareholder rights plan, as the same may be amended from time to time, which is hereby incorporated by reference.

ITEM 2.	Exhibits.

See exhibit index.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Reinsurance Group Of America, Incorporated

By:	/s/ Jack B. Lay
Jack B. Lay Senior Executive Vice President and Chief Financial Officer

Date: November 25, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1	Amended and Restated Articles of Incorporation of RGA (incorporated by reference to Exhibit 3.1 to RGA’s Form 8-K filed with the SEC on November 25, 2008).
2	Amended and Restated Bylaws of RGA (incorporated by reference to Exhibit 3.2 to RGA’s Form 8-K filed with the SEC on November 25, 2008).
3

Second Amended and Restated Section 382 Rights Agreement between RGA and Mellon Investor Services, LLC (which includes the form of Second Amended and Restated Certificate of Designation, Preferences and Rights of Series A-1 Junior Participating Preferred Stock as Exhibit A and the form of Right Certificate as Exhibit B) (incorporated by reference to Exhibit 4.1 to RGA’s Form 8-K filed with the SEC on November 25, 2008).